

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Via E-mail
Mr. Joel M. Frank
Chief Financial Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> Re: **Och-Ziff Capital Management Group LLC**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-33805**

Dear Mr. Frank:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief